SECURITIES AND EXCHANGE COMMISSION 06050463
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17 State Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven J. Alperin 973-808-8801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2006 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 20OCT06

Signature Date

PRESIDENT

Title

Subscribed and Sworn to before me on this 20 day of October, 2006.

J. Lancian

Notary Public

JULIA R LANCIAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6138315
Qualified In New York County
My Commission Expires December 19, 2009

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2006 AND INDEPENDENT AUDITOR'S REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC MAIL
PROCESSING
SECTION
RECEIVED
NOV 29 2006
WASH., D.C.
213

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRIFFIN SECURITIES, INC.

SEPTEMBER 30, 2006

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Griffin Securities, Inc. at September 30, 2006 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
November 20, 2006

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Current Assets:		
Cash	$	702,832
Receivable from clearing broker		20,000
Rental deposit		43,645
Other current assets		9,900
Total current assets		776,377
Property and Equipment:		
Office equipment		69,308
Less: accumulated depreciation		(68,266)
		1,042
Total Assets	$	777,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	139,670
Due to related party		180,000
Total current liabilities		319,670
Commitments and Contingencies		
Stockholder's Equity		457,749
Total Liabilities and Stockholder's Equity	$	777,419

See independent auditor's report and the accompanying notes to the statement of financial condition.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients. The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Computer Clearing Services, Inc. on a fully disclosed basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate fair value.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

2. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Friendly Capital, LLC. As of September 30, 2006 the Company owes Friendly Capital, LLC $180,000.

On January 23, 2006 Griffin Group, plc sold its 100% interest in the outstanding capital stock of Griffin securities, Inc. to Friendly Capital, LLC for $825,885. Friendly Capital, LLC is owned 100% by Adrian Stecyk, Chairman of Griffin Securities, Inc. and Chrystyna Bedrij, Director of Research for Griffin Securities, Inc.

3. COMMITMENTS AND CONTINGENCIES

In August 2003, the Company entered into an agreement with Computer Clearing Services, Inc ("CCS") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with CCS of $20,000. On May 12, 2005, Penson Financial Services ("Penson") reached an agreement to acquire CCS. As of August 27, 2005, CCS converted its accounts to Penson. The minimum deposit of $20,000 was transferred from CCS to Penson.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $403,162 which was $303,162 in excess of its required net capital of $100,000. The Company's net capital ratio was .79 to 1.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA
Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Griffin Securities, Inc.
17 State Street
New York, NY 10004

Dear Sirs and Madam:

In planning and performing our audit of the financial statements of Griffin Securities, Inc. (the "Company"), for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended September 30, 2006, and this report does not affect our report thereon dated November 20, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA. PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
November 20, 2006